UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Hanwha SolarOne Co., Ltd.

(Name of Subject Company (issuer))

Hanwha SolarOne Co., Ltd.

(Names of Filing Persons (offerors))

3.5% Convertible Senior Notes Due 2018

(Title of Class of Securities)

83415UAA6

83415UAB4

(CUSIP Numbers of Class of Securities)

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

Tel: +86-21-3852-1666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alan Seem

Shearman & Sterling LLP

Five Palo Alto Square

6th Floor

3000 El Camino Real

Palo Alto, California 94306-2155

United States of America

+1 650 838 3600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
US$87,581,312.50(1)	US$10,176.95(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Senior Notes Due 2018 (the “Securities”), as described herein, is US$1,017.50 per US$1,000 principal amount outstanding. As of December 9, 2014, there was US$86,075,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of US$87,581,312.50.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$116.20 for each US$1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of January 29, 2008, between Hanwha SolarOne Co., Ltd., a Cayman Islands company (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Company”) and The Bank of New York, as trustee (the “Trustee”), for the Company’s 3.5% Convertible Senior Notes Due 2018 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each noteholder (the “Noteholder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Notice to the Noteholders, dated December 9, 2014 (the “Put Right Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the Noteholders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into the Company’s American Depositary Shares (“ADSs”), each representing five ordinary shares, par value US$0.0001 per share of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 888 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China, and the telephone number there is (86-513) 8330-7688. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Noteholder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Noteholders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Not applicable.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Put Right Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.)

(a)(5)	Press release issued by the Company on December 9, 2014.

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and The Bank of New York, as trustee, dated as of January 29, 2008.

(d)(2)	The Share Issuance and Repurchase Agreement between SolarFun Power Holdings Co., Ltd. and Morgan Stanley & Co. International PLC, dated January 23, 2008.

(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANWHA SOLARONE CO., LTD

By:	/s/ Seong Woo Nam
	Name:	Seong Woo Nam
	Title:	Chairman and CEO

Dated: December 9, 2014

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Put Right Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.)

(a)(5)	Press release issued by the Company on December 9, 2014.

(b)	Not applicable.

(d)(1)	Form of Indenture between the Company, as issuer, and The Bank of New York, as trustee, dated as of January 29, 2008.

(d)(2)	The Share Issuance and Repurchase Agreement between SolarFun Power Holdings Co., Ltd. and Morgan Stanley & Co. International PLC, dated January 23, 2008.

(g)	Not applicable.